Exhibit 99.1
Section 13(r) Disclosure

Travelport Worldwide Limited, which may be considered our affiliate, included the disclosure reproduced below in its Form 10-K for the fiscal year ended December 31, 2014. We have not independently verified or participated in the preparation of this disclosure.

"As part of our global business in the travel industry, we provide certain passenger travel-related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2014 were approximately $660,000 and $470,000, respectively."

We have not been provided Travelport’s gross revenue and net profit attributable to these activities for the quarter ended March 31, 2015.